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                              August 14, 2023

       David Kabbes
       General Counsel
       Stepan Company
       1101 Skokie Blvd., Suite 500
       Northbrook, Illinois 60062

                                                        Re: Stepan Company
                                                            Annual Report on
Form 10-K
                                                            Filed February 28,
2023
                                                            File No. 001-04462

       Dear David Kabbes:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 10-K

       General

   1. We note that you provided more expansive disclosure in your 2022 Sustainability Report and ESG Analyst
Download than you provided in your SEC filings. Please advise us what consideration you
gave to providing the same type of climate-related disclosure in your SEC filings as you
provided in your Sustainability Report and Analyst Download.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       21

   2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such
as the following:

                                                              decreased demand
for goods or services that produce significant greenhouse gas emissions or are
related to carbon-based energy sources;
 David Kabbes
Stepan Company
August 14, 2023
Page 2
                increased demand for goods that result in lower emissions than competing products;
                increased competition to develop innovative new products that result in lower emissions;
                increased demand for generation and transmission of energy from alternative energy sources; and
                any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
3. We note discussion in your Sustainability Report addressing weather- and climate-related events, water quality and quantity, and potential impacts to your supply chain and your facilities. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

                severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
                quantification of weather-related damages to your property or operations;
                potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
                the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance.

         Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.
4.       You reference the purchase of Renewable Energy Certificates (   RECs
) or Green Origin
         Certificates (   GOs   ) in your Sustainability Report. Please provide
disclosure about your
         purchase and sale of carbon credits, carbon offsets, RECs, or GOs, and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information for each of the periods covered by your most recent Form 10-K and the amounts budgeted for or expected to be incurred in future periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may Benjamin Richie at 202-551-7857 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                               Sincerely,
FirstName LastNameDavid Kabbes
                                                               Division of
Corporation Finance
Comapany NameStepan Company
                                                               Office of
Industrial Applications and
August 14, 2023 Page 2                                         Services
FirstName LastName